NEWS RELEASE

February 22, 2008                                                                                      Contact:                       Barry A. Mayo
FOR IMMEDIATE RELEASE                                                                                                       (301) 429-4604
Washington, DC

Radio One, Inc. Announces That Zemira Z. Jones Has Resigned as Vice President of Operations

Washington, DC- Radio One, Inc. (NASDAQ: ROIAK and ROIA) announced today that Zemira Z. Jones has resigned as its Vice President of Operations.

Alfred C. Liggins, III, Radio One’s Chief Executive Officer stated, “I want to thank Zemira for all that he has done for us. He has been a valuable part of our leadership team and I am sure that he will continue to be a part of our family.  He is highly respected and I am certain that he will contribute to the radio industry for years to come. He will definitely be missed.”

Barry A. Mayo, President of the Radio Division stated, “I have known Zemira for years and am grateful that I had the opportunity to work with him directly.  His leadership in driving many of our successful non-traditional revenue strategies, identifying and implementing sales tools and initiatives, and guiding other significant endeavors has been critical to the continued development of the company.  He is a very passionate person who has so generously shared himself with all of us, and for that we will always be thankful.”

Commenting on his departure, Zemira Z. Jones stated, “I am thankful for the privilege of working with Radio One. Together we took a uniquely great company and turned up the heat. Now Radio One is poised to release its full brilliance and I am blessed that Alfred, Barry and Ms. Hughes allowed me to be part of it.”

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Pro forma for recently announced transactions, Radio One owns and/or operates 54 radio stations located in 17 urban markets in the United States. Additionally, Radio One owns Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans and Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner.